

Mail Stop 3233

December 2, 2015

<u>Via E-mail</u>
Mr. Deric S. Eubanks
Chief Financial Officer
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254

> **Re:** **Ashford Hospitality Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Response Dated November 12, 2015**
> **File No. 1-31775**

Dear Mr. Eubanks:

We have reviewed your November 12, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2015 letter.

<u>Form 8-K filed August 6, 2015</u>

<u>Exhibit 99.1</u>

1. We note your response to our prior comment one and your proposed disclosure. To the extent you disclose an implied share price in future press releases, please also quantitatively disclose the key assumptions used in determining the implied share price. For example, please consider disclosing the second table you provided in response to comment six from our letter dated September 29, 2015. Further, please reconcile TTM Hotel NOI to the most directly comparable GAAP measure.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Sonia Barros, Assistant Director, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities